NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
FIRST QUARTER 2006 RESULTS
AND DIVIDEND INCREASE
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, April 28, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $49 million or $0.21 per share and funds from operations (“FFO”) of $103 million or $0.44 per share for the quarter ended March 31, 2006.
After leasing 933,000 square feet during the first quarter, approximately three times the amount contractually expiring, Brookfield Properties’ portfolio-wide occupancy rate finished the quarter at 94.6%, consistent with the 2005 year end. In Brookfield Properties’ primary markets of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa, the occupancy rate at the end of the quarter was 95.4%.
FINANCIAL RESULTS
Net income for the three months ended March 31, 2006 totaled $49 million, or $0.21 per share, up from $43 million or $0.18 per share during the same period in 2005. For the three months ended March 31, 2006, funds from operations totaled $103 million or $0.44 per share, up from $99 million or $0.42 per share during the same period in 2005. Funds from operations and gains for the three months ended March 31, 2006 was $133 million or $0.57 per share, as the first quarter of 2006 included a $30 million gain on the disposition of the Trade Center Denver.
Commercial property net operating income for the first quarter of 2006 was $172 million, up from $166 million for the first quarter of 2005.
Residential development operations contributed $25 million of net operating income in the first quarter of 2006, up from $13 million in the first quarter of 2005.
SIGNIFICANT EVENTS OF THE FIRST QUARTER
Closed $4 billion U.S. office fund which will serve as Brookfield Properties’ primary U.S. acquisition vehicle, targeting central business district office assets in gateway cities. Equity commitments to date total $850 million, including Brookfield Properties’ $300 million commitment. Brookfield Properties has the option of upsizing the fund to $1.2 billion of equity within a one-year period. The fund has a three year investment period and a ten-year term.

Completed the sale of the Trade Center Denver, for $116 million, booking a gain of $30 million.
Completed the acquisition of One Bethesda Center for $69 million. This 12-story, 168,000 square foot office property is located one block from the Washington, D.C. metro station in Bethesda, Maryland and is 88% leased.
Entered into a definitive agreement to acquire the TSA buildings in the Pentagon City submarket of the Washington, D.C. metropolitan area for $230 million. The property is comprised of two 12-story office buildings that total 554,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. The transaction is expected to close in the second quarter of 2006.
Acquired two buildings at Yonge and Adelaide Streets, Toronto, for approximately $9 million adding 100,000 square feet of density to the Bay Adelaide Centre development site, and completing the parcel bounded by Yonge, Bay, Temperance and Adelaide Streets. The company is working toward the commencement of construction on a 1.2 million square foot office tower during the summer of 2006, the first of three phases in the 2.6 million square foot development project.
Acquired three ground leases in Boston and Toronto. The company purchased the fee interest in the 53 State Street ground lease in Boston for $17 million and purchased the ground leases of 74 York Street and 76 York Street, both under the HSBC building in Toronto, for approximately $6 million.
TRANSACTIONS COMPLETED SUBSEQUENT TO MARCH 31, 2006
Acquired remaining 75% interest in Hudson’s Bay Centre, Toronto, for approximately $96 million. The 1.1 million square foot mixed-use complex is located in the heart of the dynamic Yorkville shopping and entertainment district.
Increased common share dividend by 6% to $0.76 per share per annum. The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on June 30, 2006 to shareholders of record at the close of business on June 1, 2006.
OPERATING HIGHLIGHTS
Brookfield Properties leased 933,000 square feet of space across the portfolio during the first quarter of 2006. Nearly 75% of this leasing was accomplished in Toronto and Calgary, including two large leases in Toronto:
—	Renewal and expansion with Davies, Ward, Phillips and Vineberg for 120,000 square feet at First Canadian Place for a five year term

—	Renewal with Aird & Berlis for 100,000 square feet at Bay Wellington Tower for a nine-year term
Additional leasing brings the first quarter total for Toronto to more than 450,000 square feet, accounting for nearly half of the company’s leasing for the quarter.
Approximately 220,000 square feet was leased in Calgary, a market where Brookfield Properties’ vacancy rate is less than 1%. All of the first quarter leases signed in Calgary are for 25,000 square feet or less, and approximately half are in buildings acquired in the O&Y acquisition during the fourth quarter of 2005.
Brookfield Properties’ residential development operations contributed $25 million of net operating income in the first quarter of 2006, nearly double the $13 million in the first quarter of 2005, as the Alberta marketplace continues to experience tremendous demand growth.
OUTLOOK
“With almost one million square feet of leasing completed during the first quarter, our new U.S. office fund poised for deployment, another strong quarter from our residential operations, and construction nearing at two of our major development projects, Brookfield Properties is off to an exciting start for the year 2006,” commented Ric Clark, President & CEO of Brookfield Properties Corporation.
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on June 30, 2006 to shareholders of record at the close of business on June 1, 2006. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on June 30, 2006 to shareholders of record at the close of business on June 15, 2006.
Conference Call
Brookfield Properties’ 2006 first quarter investor conference call can be accessed by teleconference on Friday, April 28, 2006 at 11:00 a.m. Eastern time at 888-789-0150. The call will be archived through May 31, 2006 and can be accessed by dialing toll free 888-509-0081. The conference call is also being Web cast at www.brookfieldproperties.com.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 65 commercial properties totaling 47 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	March 31, 2006	December 31, 2005

Assets
Commercial properties	$7,454	$7,430
Development properties	680	615
Receivables and other	963	955
Restricted cash and deposits	346	316
Cash and cash equivalents	129	64
Marketable securities	—	58
Assets held for sale	37	75

	$9,609	$9,513

Liabilities
Commercial property debt	$5,261	$5,216
Accounts payable and other liabilities	658	626
Future income tax liability	228	188
Liabilities related to assets held for sale	32	51
Capital securities	1,093	1,101
Non-controlling interests	60	59
Preferred equity — subsidiaries	326	329

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,906	1,898

	$9,609	$9,513

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions, except per share amounts)	2006	2005

Total revenue	$396	$335

Net operating income
Commercial property operations	$172	$166
Residential development operations	25	13
Interest and other	13	11

	210	190
Expenses
Interest	88	79
General and administrative	15	11
Non-controlling interests	4	3

	103	97
Depreciation and amortization	45	35
Future income taxes	27	20

Net income from continuing operations	$31	$42

Funds from discontinued operations	—	2
Property disposition gains	30	—
Future income taxes and other non-cash items	(12)	(1)

Net income	$49	$43

Net income per share — basic and diluted
Continuing operations	$0.13	$0.18
Discontinued operations	0.08	—

	$0.21	$0.18

Funds from operations per share — basic and diluted
Continuing operations	$0.44	$0.41
Property disposition gains	0.13	—
Discontinued operations	—	0.01

	$0.57	$0.42

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(US Millions)	2006	2005

Net income	$49	$43
Depreciation and amortization(i)	45	36
Future income taxes(ii)	39	20

Funds from operations and gains	$133	$99
Property disposition gains	(30)	—

Funds from operations	$103	$99

(i)	Includes depreciation and amortization from discontinued operations of nil and $1 million for the three months ended March 31, 2006 and 2005, respectively.

(ii)	Includes future income taxes from discontinued operations of $12 million and nil for the three months ended March 31, 2006 and 2005, respectively.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended March 31
(US Millions, except per share information)	2006	2005

Funds from operations	$103	$99
Preferred share dividends	(1)	(1)

Funds available to common shareholders	$102	$98

Weighted average shares outstanding	233.2	234.9
Funds from operations per share	$0.44	$0.42

DISCONTINUED OPERATIONS

	Three months ended March 31
(US Millions)	2006	2005

Property disposition gains	$30	$—
Revenue from properties sold	2	5
Operating expenses	(1)	(2)

	$31	$3
Interest expense	(1)	(1)

Funds from discontinued operations and gains	$30	$2
Depreciation and amortization	—	(1)
Future income taxes	(12)	—

Discontinued operations	$18	$1

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2006	2005

Revenue from continuing operations (i)	$292	$264
Operating expenses	(120)	(98)

Net operating income	$172	$166

(i)	including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2006	2005

Revenue	$89	$55
Operating expenses	(64)	(42)

Net operating income	$25	$13